                              [Ramp Network Logo]

                                                              December 15, 2000

To Our Stockholders:

   I am pleased to inform you that on December 6, 2000, Ramp Networks, Inc. entered into an Agreement and Plan of Merger with Nokia Corporation ("Nokia") and Blackbird Acquisition, Inc., a wholly owned subsidiary of Nokia. Under the Merger Agreement, Blackbird Acquisition, Inc. has today commenced a cash tender offer to purchase all of the outstanding shares of Ramp Networks' common stock for $5.80 per share (subject to applicable withholding taxes), without interest. The tender offer will be followed by a merger in which any remaining shares of Ramp Networks' common stock will be converted into the right to receive $5.80 per share in cash (subject to applicable withholding taxes), without interest.

   YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE OFFER, THE MERGER AND THE MERGER AGREEMENT AS DESCRIBED IN THE SCHEDULE 14D-9 ATTACHED HERETO AND DETERMINED THAT THE OFFER, THE MERGER AND THE MERGER AGREEMENT ARE FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF RAMP NETWORKS AND RECOMMENDS THAT THE STOCKHOLDERS OF RAMP NETWORKS ACCEPT THE OFFER AND TENDER THEIR SHARES TO PURSUANT TO THE OFFER.

   In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors, which are described in the attached
Schedule 14D-9 that has been filed today with the Securities and Exchange Commission. These factors include, among other things, the opinion of Broadview International LLC, the company's financial advisor, that the consideration to be received by the stockholders of Ramp Networks in the offer and subsequent merger pursuant to the Merger Agreement is fair from a financial point of view to the stockholders of Ramp Networks.

   In addition to the attached Schedule 14D-9 relating to the tender offer, also enclosed is the Offer to Purchase, dated December 15, 2000, of Blackbird Acquisition, Inc., together with related materials to be used for tendering your shares. These documents set forth the terms and conditions of the tender offer and the subsequent merger and provide instructions as to how to tender your shares. I urge you to read the enclosed materials carefully. As described in the enclosed materials, the offer will expire at 12:00 midnight, New York City time, on Tuesday, January 16, 2001, unless the offer is extended.

                                          Sincerely,

                                          /s/ MAHESH VEERINA

                                          Mahesh Veerina
                                          President and Chief Executive
                                           Officer

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------

                                 SCHEDULE 14D-9
                     Solicitation/Recommendation Statement
                          Pursuant to Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                                ---------------

                              RAMP NETWORKS, INC.
                           (Name of Subject Company)

                                ---------------

                              RAMP NETWORKS, INC.
                      (Name of Person(s) Filing Statement)

                                ---------------

                    Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                  751567-10-8
                     (CUSIP Number of Class of Securities)

                                ---------------

                                 Mahesh Veerina
                     President and Chief Executive Officer
                              Ramp Networks, Inc.
                           3100 De La Cruz Boulevard
                             Santa Clara, CA 95054
                                 (408) 988-5353
   (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                                ---------------

                                With a copy to:

                           Steven J. Tonsfeldt, Esq.
                               David C. Lee, Esq.
                               Venture Law Group
                           A Professional Corporation
                              2800 Sand Hill Road
                              Menlo Park, CA 94025
                                 (650) 854-4488

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Item 1. Subject Company Information

   The name of the subject company is Ramp Networks, Inc., a Delaware corporation ("Ramp Networks" or the "Company"). The address of the principal executive offices of the Company is 3100 De La Cruz Boulevard, Santa Clara, California 95054 and the telephone number is (408) 988-5353. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is the Company's Common Stock, par value $0.001 per share ("Common Stock" or the "Shares"). As of December 1, 2000, 21,760,920 Shares were outstanding.

Item 2. Identity and Background of Filing Person

   The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

   This Schedule 14D-9 relates to the tender offer by Blackbird Acquisition, Inc. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Nokia Corporation, a corporation organized and existing under the laws of the Republic of Finland ("Parent" or "Nokia"), to purchase all of the Shares held by the Company's stockholders at a price of $5.80 per Share (the "Offer Price"), net to the seller in cash (subject to applicable withholding of taxes), without interest, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated December 15, 2000 and in the related Letter of Transmittal (which together with the Offer to Purchase, each as may be amended and supplemented from time to time, constitute the "Offer"), copies of which are filed respectively as Exhibits 1 and 2 hereto and are incorporated herein by reference. The Offer is disclosed in a Tender Offer Statement on Schedule TO dated December 15, 2000 (the "Schedule TO") filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules promulgated by the Commission thereunder.

   The Offer is being made by the Purchaser pursuant to the Agreement and Plan of Merger, dated as of December 6, 2000 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. The Merger Agreement provides that, among other things, as promptly as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement and in accordance with the applicable provisions of the Delaware General Corporation Law (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"), the separate corporate existence of Purchaser will cease and the Company will continue as the surviving corporation (the "Surviving Corporation") and become a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each remaining outstanding Share, (other than Shares owned by Parent, Purchaser or any direct or indirect wholly owned subsidiary of the Company or Parent immediately prior to the Effective Time (the "Ineligible Shares") and Shares held by stockholders who properly perfect their dissenters' rights under the DGCL (the "Dissenting Shares")), will be converted automatically into the right to receive the Offer Price in cash (subject to applicable withholding of taxes), without interest. A copy of the Merger Agreement is filed as Exhibit 3 hereto and is incorporated herein by reference.

   The Offer is conditioned upon, among other things, (i) there having been validly tendered and not withdrawn prior to the expiration of the Offer at least the number of Shares that shall constitute 51% of the then outstanding Shares on a fully diluted basis (defined as all outstanding Shares together with Shares issuable upon the conversion of any Company convertible securities or upon the exercise of any vested options, warrants or rights to purchase shares) and (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated prior to the expiration of the Offer. The Offer is also subject to certain other conditions set forth in Annex A to the Merger Agreement.

   Concurrently with entering into the Merger Agreement, Parent and Purchaser entered into Stockholder's Agreements, dated as of December 6, 2000 (the "Stockholder's Agreements"), with the following stockholders of the Company:
Mahesh Veerina, Venrock Associates, Venrock Associates II, L.P. InterWest Partners V, L.P, InterWest Investors V, Anthony Sun, Philip Gianos, L. William Krause, Perry Grace, Richard Bridges, Ragu Bathina, Sridhar Bathina and Kothandapani Ranganathan (collectively, the "Principal Stockholders"). Pursuant to the Stockholder's Agreements, the Principal Stockholders have agreed, among other things, (i) to validly tender (and not withdraw) all of their Shares into the Offer, (ii) if applicable, to vote their Shares in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger, and (iii) to grant to Purchaser an irrevocable option to purchase all, and not less than all, of their Shares at a price per Share equal to $5.80, or any higher price per Share paid in the Offer. On December 6, 2000, the Principal Stockholders owned 7,858,187 Shares, constituting approximately 36% of the then outstanding Shares.


   The Schedule TO states that the address of the principal executive offices of Parent is Keilalahdentie 4, P.O. Box 226, FIN-00045 Nokia Group, Finland and the facsimile number is 011-358-9-605-042, and the address of the principal executive offices of the Purchaser is 6000 Connection Drive, Irving, Texas 75039 and the facsimile number is (972) 894-5811. All information contained in this Schedule 14D-9 or incorporated herein by reference concerning the Purchaser or Parent, or actions or events with respect to either of them, was provided by the Purchaser or Parent, respectively, and the Company takes no responsibility for such information.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

   Certain contracts, agreements, arrangements and understandings between the Company and its executive officers, directors and affiliates are described in the Information Statement pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 thereunder (the "Information Statement") that is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. Except as described herein, or in Annex A hereto, to the knowledge of the Company, as of the date hereof there are no material contracts, agreements, arrangements or understandings, or any potential or actual material conflicts of interest between the Company or its affiliates and either (1) the Company, its executive officers, directors or affiliates or (2) Parent, Purchaser, or any of their respective executive officers, directors or affiliates.

           INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE MERGER

   In considering the recommendations of the Board of Directors of the Company (the "Company Board") with respect to the Offer, the Merger and the Merger Agreement as set forth in Item 4 below, the Company's stockholders should be aware that certain members of the Company Board and certain of the Company's officers have interests in the Offer and the Merger which are described herein and in Annex A hereto and which may present them with certain conflicts of interest. Each of the members of the Company Board was aware of these potential conflicts and considered them along with the other factors described in Item 4 below.

Interests of Executive Officers, Directors and Affiliates with Respect to Shares Currently Held and Options

   In the Offer, the stockholders of the Company, including certain directors (or entities affiliated with such directors) and employees of the Company, will be entitled to receive $5.80 for each Share they hold that is tendered in the Offer and accepted for payment in accordance with its terms. Pursuant to the Merger Agreement, at the Effective Time, all options to purchase Company Common Stock ("Options") granted under Company Stock Option Plans (as defined below) will be cancelled and the Company Stock Option Plans will be terminated. As of the Effective Time, each cancelled Option that has an exercise price that is equal to or less than $5.80 per Share will be replaced with an option to purchase Parent ADSs (as defined below).

   Assuming all Shares beneficially owned by the Company's directors and executive officers are tendered in the Offer and all Options they hold are surrendered for cancellation prior to the Effective Time, then the directors and executive officers will be entitled to receive in the Offer and the Merger, based upon their holdings as of December 1, 2000, the cash payments and replacement options set forth in the table below:

                   Share and Option Amounts with Respect to
                the Company's Directors and Executive Officers

                                                                    $ Value of     Unvested     $ Value of
                                                     Vested Options   Vested       Options      Replacement
                            Shares      $ Value of      with an     Options at     with an      Options at
                         Beneficially   Shares at    Exercise Price    Offer    Exercise Price  Offer Price
          Name              Owned      Offer Price    Below $5.80    Price (1)   Below $5.80      (1)(6)
          ----           ------------ -------------- -------------- ----------- -------------- -------------
Anthony Sun (2).........  3,987,486   $23,127,418.80          0     $      0.00          0     $        0.00
Philip T. Gianos (3)....  1,185,416     6,875,412.80          0            0.00          0              0.00
L. William Krause.......          0             0.00          0            0.00          0              0.00
Mahesh Veerina..........  1,185,095     6,873,551.00     74,999      309,970.97     70,000        289,310.00
Perry Grace.............      1,000         5,800.00      6,250       11,250.00    143,750        258,750.00
Sridhar Bathina.........    574,002     3,329,211.60     29,999      123,985.87     28,000        115,724.00
Raghu Bathina...........    593,520     3,442,416.00     22,500       92,992.50     21,000         86,793.00
Elie Habib..............     42,000       243,600.00     32,187      106,217.10     92,813        306,282.90
Richard Bridges.........     27,861       161,593.80          0            0.00          0              0.00
Kothandapani
 Ranganathan............    327,002     1,896,611.60     22,500       92,992.50     21,000         86,793.00
Robert Herjavec (4).....          0             0.00    125,000      471,087.50    875,000      3,297,612.50
Mike Raghavan (5).......          0             0.00     62,500      249,218.75    187,500        747,656.25

--------
(1)Value is net of aggregate exercise price.
(2)Shares beneficially owned by Mr. Sun include 3,987,486 Shares owned by Venrock Associates and Venrock Associates II, L.P.
(3)Shares beneficially owned by Mr. Gianos include 1,185,416 Shares owned by Interwest Partners V, L.P. and Interwest Investors V.
(4)Vested options include 125,000 Shares which will become fully vested if the Offer is consummated prior April 26, 2001.
(5)Vested options include 62,500 Shares which will become fully vested upon the consummation of the Offer.
(6) Values are based upon the cancellation of unvested options with an exercise price below $5.80 and the replacement thereof with options to purchase Parent ADSs in accordance with the Merger Agreement.

   Other than Messrs. Habib, Herjavec and Raghavan, all of the above-named individuals and their affiliated entities have entered into an agreement with Parent and Purchaser (the "Stockholder's Agreement") pursuant to which they have agreed to tender any Shares beneficially owned by them in the Offer. A copy of the Stockholder's Agreement is attached as Exhibit 5 to this Schedule 14D-9 and the information contained under the caption "The Stockholder's Agreements" in the Offer to Purchase is incorporated herein by reference.

Employment and Non-Competition Agreements

   The following is a summary of the Employment and Non-Competition Agreements (the "Employment Agreements") that Mahesh Veerina, Raghu Bathina, Sridhar Bathina, Elie Habib and Kothandapani Ranganathan (the "Key Employees") each entered into with the Company, as of December 6, 2000, as an inducement for Parent to enter into the Merger Agreement. This summary is qualified in its entirety by reference to the Employment Agreements, which are collectively filed as Exhibit 6 to this Schedule 14D-9 and are incorporated herein by reference.

   The Employment Agreements become effective upon the Effective Time and each has a term of two years. The Key Employees were offered the following initial positions with the Company at the following annual base salaries:

                                                                   Annual Base
        Name                      Initial Position                   Salary
        ----                      ----------------                 -----------
   Mahesh Veerina  VP of Small Office Systems for the IP Routing    $200,000
                    Group
   Raghu Bathina   Director, Product Management, of Small Office
                    Systems for the IP Routing Group                $140,000
   Sridhar Bathina Director, Software Engineering, of Small
                    Office Systems for the IP Routing Group and
                    Managing Director for India                     $140,000
   Elie Habib      Senior Director, Engineering, of Small Office
                    Systems for the IP Routing Group                $165,000
   Ranganathan     Director, Hardware Engineering and Senior
    Kothandapani    Hardware Architect of Small Office Systems
                    for the IP Routing Group                        $150,000

   In addition, the Employment Agreements entitle each Key Employee to participate in all standard employee compensation, incentive plans, benefit plans and programs of the Company, and expense reimbursement in the ordinary course. Upon completion of the acquisition, employees of the Company, including the Key Employees, will become part of the Nokia group and as such, will become eligible to participate in benefit plans and incentive programs offered or implemented by Parent or its subsidiaries.

   The Employment Agreements also require each Key Employee to refrain, for a period of 18 months from the Effective Time or one year from termination of employment, whichever is later (but in no event more than four years from the Effective Time), from (a) having a financial interest in a competitor of the Company, (b) providing services in any capacity to a competitor of the Company, (c) soliciting, encouraging or taking away suppliers or customers of the Company for the Key Employee's benefit or the benefit of a competitor of the Company, and (d) soliciting, encouraging or taking away employees or consultants of the Company for the Key Employee's benefit or the benefit of another party.

   In the event any of the Key Employees is terminated without Good Cause (as defined below) or resigns for Good Reason (as defined below) during the term of his respective Employment Agreement, the Company will pay the Key Employee a lump sum cash amount equivalent to 12 months' base salary, accelerate 50% of any unvested stock options granted under Nokia's acquisition retention plans, and pay the Key Employee's COBRA premiums for 12 months if the Key Employee elects health insurance continuation.

   "Good Cause" means (a) willful and serious misconduct in the performance of job duties; (b) conviction of any felony; (c) material dishonesty; (d) committing a fraud against the Company; (e) engaging in conduct demonstrably injurious to, and having a material detrimental effect on, the Company, its business or reputation; (f) breach of fiduciary duty; (g) inability to perform essential functions of the position which is not cured within 10 days following written notice from the Company; (h) breach of the proprietary information and confidentiality, non-compete and non-solicitation, and invention assignment provisions of the Employment Agreement; and (i) any other material breach of the Employment Agreement that is not cured within 10 days following written notice from the Company.

   "Good Reason" means (a) a substantial reduction in Key Employee's function or responsibilities without the Key Employee's written consent (not including a mere change in job titles); (b) relocating his principal place of employment by more than 30 miles without the Key Employee's written consent; or (c) a reduction in salary during the term of the Employment Agreement. No separation pay will be due to any Key Employee if the reduction in function or responsibilities results from substantial growth, consolidation or reorganization of the Company or expansion of the Company's lines of business.

The Merger Agreement

   A summary of certain material provisions of the Merger Agreement is included under the caption "Background of the Offer; the Merger Agreement and Related Agreements" in the Offer to Purchase attached as Exhibit 1 to this
Schedule 14D-9 and incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement attached as Exhibit 3 to this Schedule 14D-9. We urge you to read the Merger Agreement in its entirety for a more complete description of the material summarized in the referenced section of the Offer to Purchase.

Stockholder's Agreements

   A summary of certain material provisions of the Stockholder's Agreements is included under the caption "Background of the Offer; the Merger Agreement and Related Agreements" in the Offer to Purchase attached as Exhibit 1 to this
Schedule 14D-9 and incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Stockholder's Agreement attached as Exhibit 5 to this
Schedule 14D-9. We urge you to read the Stockholder's Agreement in its entirety for a more complete description of the material summarized in the referenced section of the Offer to Purchase.

Indemnification Provisions

   The Merger Agreement provides that the Certificate of Incorporation and the By-laws of the Surviving Corporation will contain provisions no less favorable with respect to indemnification than those set forth in the Certificate of Incorporation and By-laws of the Company, which provisions may not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification is required by law.

   The Merger Agreement further provides that the Company will use commercially reasonable efforts to maintain in effect for six years from the Effective Time (the "Tail Period") the directors' and officers' liability insurance policies as in effect immediately prior to the Effective Time (the "Existing D&O Policies") with respect to matters occurring prior to the Effective Time. The Surviving Corporation may substitute the Existing D&O Policies with policies having at least the same coverage and containing terms and conditions that are not materially less favorable. The Surviving Corporation will not be required to expend more than an amount equal to 175% of the annual premium of the Existing D&O Policies for the entire Tail Period, in the aggregate.

   In the event the Company or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any other person, then, proper provision shall be made so that the successors and assigns of the Company or the Surviving Corporation, as the case may be, or, at Parent's option, Parent, will assume the indemnification and insurance obligations discussed in this section.

   In addition, the Merger Agreement provides that the Surviving Corporation and Parent will honor and fulfill in all respects the obligations of the Company pursuant to indemnification agreements with the Company's directors and officers existing at or before the Effective Time.

Item 4. The Solicitation or Recommendation

   (a) Recommendation of the Company Board.

   At a meeting held on December 6, 2000 the Company Board, by unanimous vote of all directors (a) determined that each of the Offer, the Merger and the Merger Agreement is fair to and in the best interests of the stockholders of the Company, (b) approved the Offer and the Merger, (c) approved and adopted the Merger Agreement and the Employment Agreements, the execution of such agreements and the transactions contemplated by such agreements and (d) recommended that such stockholders accept the Offer and tender their Shares pursuant thereto.

   THEREFORE, THE COMPANY BOARD RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY TENDER ALL THEIR SHARES PURSUANT TO THE OFFER.

   A copy of a letter to all stockholders of the Company communicating the recommendations of the Company Board is attached as Exhibit 4 to this Schedule 14D-9 and is incorporated herein by reference.

   (b) Background; Reasons for the Recommendation of the Company Board; Opinion of Broadview International LLC ("Broadview").

    (1) BACKGROUND.

   During the period from April to September 1998, the Company and a business unit of Parent discussed entering into a potential original equipment manufacturing ("OEM") relationship concerning the Company's asymmetric digital subscriber line ("ADSL") technology. At that time, the Company's product was still in development and the discussions did not result in any definitive OEM relationship.

   In 2000, the Company and a business unit of Parent entered into an agreement pursuant to which a business unit of Parent granted to the Company, on a royalty-free basis, a license to use, reproduce and distribute certain technology in connection with customer premises equipment.

   On September 22, 2000, at a regularly scheduled meeting of the Company Board, the Company Board discussed, among other things, the Company's business prospects and a variety of financing alternatives, including a private placement of common stock of the Company. The Company Board directed management to continue to pursue financing alternatives and also directed management to secure the services of an investment bank to act as its financial advisor in exploring the sale of the Company.

   On October 3, Anthony Sun, Chairman of the Company Board, discussed the Company's financing options with Robert S. Abbe, Principal at Broadview. As part of those discussions, Mr. Abbe and to Mr. Sun discussed whether Parent would make a strong candidate as a suitor to acquire the Company. Mr. Sun authorized Mr. Abbe to contact Parent.

   On October 4, 2000, Mr. Abbe contacted Per-Ake Stahl, Director of Acquisitions of Parent, and presented the idea of potential strategic cooperation between the Company and Parent.

   On October 6, 2000, representatives from Parent, including Mika Vehvilainen and other persons, met with Mahesh Veerina, President and Chief Executive Officer of the Company, and Rahgu Bathina, Vice President Product Management of the Company, together with Mr. Michael Bruns, Associate at Broadview and Mr. Abbe. At this meeting, the representatives of the Company presented an overview of the Company and the parties held preliminary discussions about potential cooperation between the Company and Parent, including a potential investment by Parent in the Company, a potential OEM relationship and a potential acquisition of the Company by Parent.

   On October 16, 2000, Nokia Internet Communications, Inc., a subsidiary of Parent and the Company entered into the Confidentiality Agreement which is attached to this Schedule 14D-9 as Exhibit 13.

   On October 25, 2000, Mr. Vehvilainen and Mr. MacDonald met with Mr. Veerina to further discuss potential cooperation between the Company and the Parent.

   On November 6, 2000, the Group Executive Board of Parent authorized its management to proceed with discussions and negotiations in connection with a potential transaction with the Company.

   On November 8, 2000, Mr. Vehvilainen and Mr. MacDonald met with Mr. Veerina and presented Parent's interest in pursuing a potential acquisition transaction and commencing detailed due diligence investigations of the Company. During this meeting, the representatives of the Company and Parent discussed the principal terms and conditions of a potential transaction, including an approximate maximum aggregate price that Parent was prepared to offer, subject to the satisfactory completion of its due diligence, negotiation of definitive agreements and obtaining corporate approvals, for all of the outstanding shares of the Company. After considering the terms and conditions of a potential acquisition transaction that were discussed at this meeting and consulting with its financial advisor, the Company's representatives advised Parent that, although they were interested in continuing discussions with Parent regarding a potential acquisition transaction, the proposed terms were inadequate.

   During the following week, the Company and its advisors provided additional due diligence information to Parent and had several additional discussions with Parent and its advisors regarding the terms of a potential acquisition transaction, including pricing.

   On November 13, 2000, Mr. Vehvilainen and Mr. MacDonald met with Mr. Veerina and Mr. Sun to further discuss the proposed acquisition transaction and indicated that, subject to satisfactory completion of its due diligence, negotiation of definitive agreements and obtaining corporate approvals, Parent was prepared to offer up to an aggregate of $125 million for all of the outstanding shares of the Company."

   On November 15, 2000, the Company held a special meeting of the Company Board by telephone to discuss, among other things, the Company's business prospects and a possible acquisition of the Company. Mr. Abbe and Mr. Bruns presented to the Company Board Broadview's efforts to date, including Parent's transaction proposal and a history of the discussions and price negotiations between Parent and the Company, discussed alternative parties approached or to be approached by Broadview and highlighted Parent as the best possible business fit for the Company. Members of the Company Board asked questions and held a lengthy discussion regarding a potential acquisition transaction with Parent and whether to proceed with due diligence investigations with Parent, considering, among other things, the alternatives available to the Company and the risks to the Company in executing plans as a stand alone company. Based on the foregoing, the Company Board unanimously approved, among other things, a decision to proceed with due diligence efforts with Parent, while at the same time continuing efforts to develop other acquisition opportunities with the highest probability strategic acquirors. Later that day, Mr. Abbe contacted Mr. Stahl and indicated that the Company was prepared to proceed with further negotiations.

   During the period from November 17 to December 6, 2000, representatives of Parent and its advisors conducted extensive business, financial, accounting, technical and legal due diligence on the Company's business and operations, including site visits to the Company's facilities. On November 22, 2000, counsel to Parent distributed to the Company and the Company's counsel initial drafts of the Merger Agreement and the Stockholder's Agreement. During the period between November 27 and December 6, representatives of Parent and its legal advisors held several negotiations with representatives of the Company and its financial and legal advisors regarding the proposed offer price and terms and conditions of the Merger Agreement and the Stockholder's Agreements.

   During the period from November 17 to December 6, 2000, representatives of Parent also met with senior executives of the Company, and, as an inducement to Parent to proceed with an acquisition, representatives of Parent and the Company negotiated employment agreements between the Company and five senior executives of the Company, namely Mahesh Veerina, Raghu Bathina, Sridhar Bathina, Elie Habib and Kothandapani Ranganathan, which agreements shall become effective upon completion of the acquisition. Representatives of the Company also discussed with representatives of Parent the employment policies and programs of Parent or its subsidiaries that would be made available to the Company's employees upon completion of the acquisition. Parent contemplates that, after completion of the acquisition, employees of the Company will participate in benefit programs of Parent or its subsidiaries. Parent also intends to offer or implement, after completion of the acquisition, performance-based incentive programs and other retention plans for employees of the Company and contemplates granting to employees of the Company, after completion of the acquisition, new options to purchase American Depositary Shares of Parent under Parent's plans, which options will be subject to vesting schedules dependent upon continued future employment and other customary terms.

   On November 29, 2000, members of the Group Executive Board of Parent met and reviewed, among other things, the status of the possible transaction with the Company. After discussion, Parent's Group Executive Board authorized its officers and senior management to continue discussion of the possible transaction with the Company and to present the matter to Parent's board of directors.

   On December 4, 2000, the Company held a special meeting of the Company Board to discuss, with the advice and assistance of the Company's management and financial and legal advisors, among other things, the Company's business prospects and the proposed terms of the acquisition by Parent. Mr. Abbe summarized the principal terms of Parent's proposed tender offer for the Company. Thereafter, the Company's financial advisors and legal counsel discussed with members of the Company Board copies of documents distributed prior to the meeting, including the terms of a draft form of the Merger Agreement and the Stockholder's Agreements, the fiduciary obligations of the Company Board with respect to the proposed acquisition and other business conditions of the proposed acquisition. Representatives of Broadview reported on the status of its discussions with other potential acquirors. Broadview then discussed its valuation analysis with respect to the proposed transaction with Parent. Thereafter, Broadview indicated that it was prepared, subject to completion of final agreements, to render to the Company Board its opinion to the effect that, as of the date of the meeting, and based upon and subject to certain other matters, the $5.80 per Share offer price was fair, from a financial point of view, to Company stockholders. Based on all of the foregoing, the Company Board authorized management to proceed to finalize the transaction on terms consistent with those presented at the meeting.

   On December 5, 2000, following a review and discussion of the proposed terms and conditions of the Merger Agreement and of other matters related thereto, Parent's board of directors, by telephone meeting, approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and authorized the execution and delivery of the Merger Agreement.

   On December 6, 2000, the Company Board held a special telephonic meeting in which all of the members were present. Broadview made a presentation regarding certain financial analyses it had performed in connection with its review of the Offer and Merger, and rendered its written opinion that, subject to certain assumptions and qualifications, the $5.80 per Share offer price was fair, from a financial point of view, to Company stockholders.

Representatives of Venture Law Group also gave a presentation regarding the various legal aspects of the transaction as well as a summary of the principal terms of the Merger Agreement. At the conclusion of the meeting, and based on all of the foregoing, the Company Board unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair and reasonable to, and adequate and otherwise in the best interests of, the Company's stockholders, approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, authorized the execution and delivery of the Merger Agreement, recommended that the Company's stockholders accept the Offer and tender their Shares in the Offer, and recommended that the Company's stockholders approve and adopt the Merger Agreement.

   On December 6, 2000, Parent, Purchaser and the Company agreed on the final terms of the Merger Agreement and executed the Merger Agreement and Parent, Purchaser and the Principal Stockholders executed the Stockholders' Agreements. The Company and the Key Employees also executed the Employment Agreements, copies of which have been filed as Exhibit 6 to this Schedule 14D-9.

   On the morning of December 7, 2000, Parent issued a press release announcing the execution of the Merger Agreement. A copy of this press release has been filed as an Exhibit to the Schedule TO filed by Purchaser and Parent with the SEC in connection with the Offer and is incorporated herein by reference.

   (2) REASONS FOR THE RECOMMENDATION OF THE COMPANY BOARD.

   In reaching its determination described above, the Company Board considered a number of factors, including, without limitation, the following:

     (i) the amount of consideration to be received by the Company's stockholders in the Offer and the Merger pursuant to the Merger Agreement, as well as the fact that the Company's stockholders would receive a cash payment with no financing condition;

     (ii) the Company's prospects if it were to remain independent, including the risks inherent in remaining independent, and the prospects of the Company going forward as an independent company;

     (iii) the possible alternatives to the Offer and the Merger (including the possibility of continuing to operate the Company as an independent entity), the range of possible benefits to the Company's stockholders of such alternatives and the timing and the likelihood of accomplishing the goal of any of such alternatives;

     (iv) the fact that in view of discussions held with various parties, currently and over the past few months, management of the Company believed that it was unlikely that any other party would propose an acquisition or strategic business combination that, taken as a whole, would be more favorable to the Company and its stockholders than the Offer and the Merger;

     (v) the current status of the data networking market and the competitive advantage in the industry of large telecommunications companies, including Parent, with significant distribution capacity, installed infrastructure, compatible product and service offerings, and substantial financial resources;

     (vi) the expected growth in the small business sector and the near-saturation of the medium and large business sectors suggest that the large network equipment vendors will soon begin competing for the Company's small business customers, either by entering the Company's market segment directly themselves, or by acquiring the Company's current competitors. The Company relies on many of these larger vendors as distribution channel partners, and the Company does not believe it will be able to compete effectively on its own once those large vendors begin to enter the small business market segment;

     (vii) the financial condition, historical results of operations and business and strategic objectives of the Company, as well as the risks involved in achieving those objectives;

     (viii) other historical information concerning the Company's business, prospects, financial performance and condition, operations, technology, management and competitive position;

     (ix) the extensive arms-length negotiations between the Company and Parent leading to the belief of the Company Board that $5.80 per Share represented the highest price per Share that could be negotiated with Parent;

     (x) the fact that $5.80 per Share to be paid in the Offer and the Merger represents a premium of approximately 86.3% over the 30-day trailing average of $3.11 per Share, a premium of approximately 41.5% over the 10-day trailing average of $4.10 per Share, and a premium of approximately 16.7% over the $4.9688 closing sale price per Share on the Nasdaq National Market on December 6, 2000, the last trading day prior to the public announcement of the execution of the Merger Agreement;

     (xi) the current financial market conditions and historical market prices, volatility and trading information with respect to the Common Stock of the Company;

     (xii) the opinion of Broadview, dated December 6, 2000, that as of such date, subject to certain qualifications and assumptions, the $5.80 per Share offer price was fair, from a financial point of view, to Company Stockholders. Such opinion a copy of which is attached to this Schedule 14D-9 as Annex B, should be read in its entirety for a description of the procedures followed, assumptions and qualifications made, matters considered and limitations of the review undertaken by Broadview;

     (xiii) the high likelihood that the proposed acquisition would be consummated, in light of the experience, reputation and financial capabilities of Parent, and that the proposed acquisition would be consummated more quickly than a stock-for-stock merger and, on the other hand, the risks to the Company if the acquisition were not consummated or were not consummated for a significant period of time, including a potential negative effect on (a) the Company's sales and operating results,
  (b) progress of certain development projects and (c) the Company's stock price;

     (xiv) the terms of the Merger Agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations; and

     (xv) the fact that pursuant to the Merger Agreement, the Company is not prohibited from responding to any unsolicited Superior Proposal (as defined in the Merger Agreement) to acquire the Company in the manner provided in the Merger Agreement, and the Company may terminate the Merger Agreement and accept such Superior Proposal subject to the Company's compliance with the terms of the Merger Agreement and the Company's obligation to pay the termination fee in the amount and in the manner described in the Merger Agreement.

   The Company Board did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Company Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Board assigned different weights to the various factors described above.

   The Company Board recognized that, while the consummation of the Offer gives the Company's stockholders the opportunity to realize a premium over the price at which the Shares were traded during the period prior to the public announcement of the Offer, tendering in the Offer would eliminate the opportunity for such stockholders to participate in the future growth and profits of the Company. The Company Board believes that the loss of this opportunity was fully reflected in the Offer Price of $5.80 per Share. The Company Board recognized that there can be no assurance as to the level of growth or profits to be attained by the Company, if it remained independent, or by the Surviving Corporation in the future.

   It is expected that, if the Shares are not purchased by Parent in accordance with the terms of the Offer or if the Merger is not consummated, the Company's current management, under the general direction of the Company Board, will continue to manage the Company as an ongoing business.

   THE FULL TEXT OF THE WRITTEN OPINION OF BROADVIEW IS ATTACHED HERETO AS ANNEX B. STOCKHOLDERS ARE URGED TO, AND SHOULD, READ SUCH OPINION CAREFULLY AND IN ITS ENTIRETY. SUCH OPINION IS DIRECTED TO THE COMPANY BOARD IN CONNECTION WITH THEIR CONSIDERATION OF THE MERGER AGREEMENT AND ADDRESSES ONLY THE FAIRNESS (FROM A FINANCIAL POINT OF VIEW) OF THE CONSIDERATION TO BE RECEIVED BY HOLDERS OF SHARES IN THE OFFER AND THE MERGER PURSUANT TO THE MERGER AGREEMENT. SUCH OPINION DOES NOT ADDRESS ANY OTHER ASPECT OF THE OFFER OR THE MERGER AND DOES NOT CONSTITUTE AN OPINION OR A RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER SHARES IN THE OFFER OR HOW TO VOTE WITH RESPECT TO THE MERGER. IN LIGHT OF THE FACTORS SET FORTH ABOVE, THE COMPANY BOARD RESOLVED UNANIMOUSLY TO APPROVE THE OFFER, THE MERGER, THE MERGER AGREEMENT, AND THE EMPLOYMENT AGREEMENTS, AND DETERMINED THAT THE TERMS OF THE OFFER, THE MERGER AND THE MERGER AGREEMENT, ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY AND UNANIMOUSLY RECOMMENDED THAT STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES TO THE PURCHASER.

   (c) Intent to Tender.

   To the Company's knowledge after reasonable inquiry, all of the Company's executive officers, directors and affiliates currently intend to tender all Shares held of record or beneficially owned by them pursuant to the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender or vote.

Item 5. Person/Assets Retained, Employed, Compensated or Used

   In connection with the Offer and other matters arising in connection therewith, Broadview has been retained as the exclusive financial advisor to the Company Board. The Company Board and the Company have a long standing relationship with Broadview, which has been its advisor in connection with potential corporate partners and acquirors.

   Pursuant to an engagement letter, dated November 15, 2000 (the "Engagement Letter"), Broadview agreed to render financial advice and assistance to the Company in connection with a possible merger, sale or other strategic combination involving the Company (a "Deal"), including advice and assistance with respect to defining objectives, performing valuation analysis, and structuring, planning and negotiating a Deal. In addition, upon the Company's request, Broadview would render a financial opinion letter to the Company in accordance with Broadview's customary practice with respect to the consideration to be received in a Deal.

   Pursuant to the Engagement Letter, the Company has agreed to pay Broadview the following fees: (i) a one-time commitment fee of $50,000 paid upon execution of the Engagement Letter; (ii) a fee of $500,000 for providing a financial opinion letter; and (iii) upon consummation of a Deal, a fee of $500,000 plus 1.5% of all consideration above $20 million received by the Company and/or its stockholders in the Deal, with a minimum fee of $1 million and the $500,000 paid for delivery of the financial opinion letter being credited against this success fee.

   Broadview is a nationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and valuations for corporate and other purposes. The Company selected Broadview as its financial advisor on the basis of its experience and expertise in transactions similar to the Offer and the Merger, its reputation in the information technology and investment communities, and its knowledge of and familiarity with the Company.

   Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any other person to make solicitations or recommendations to the Company's stockholders on behalf of the Company concerning the Offer and the Merger.

Item 6. Interest in Securities of the Subject Company

   To the best knowledge of the Company, no transactions in Shares have been effected during the past 60 days by the Company or any of its executive officers, directors or affiliates, except that executive officers of the Company have acquired beneficial ownership of Shares under the Company's Employee Stock Purchase Plan, which acquisitions are not material.

Item 7. Purposes of the Transaction and Plans or Proposals

   (a) Except as described in this Schedule 14D-9, to the knowledge of the Company no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (1) any extraordinary transaction, such as a merger or reorganization, involving the Company or any affiliate or subsidiary of the Company, (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (3) a tender offer for or other acquisition of securities by or of the Company, or (4) any material change in the present capitalization or dividend policy of the Company.

   (b) Except as described in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle, or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in clauses (1) through (4) of paragraph (a) of this Item 7.

Item 8. Additional Information

   The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board other than at a meeting of the Company's stockholders.

   Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, which are attached as Exhibits 1 and 2 hereto, respectively, and are incorporated by reference herein in their entirety.

Item 9. Exhibits

 Exhibit 1 Offer to Purchase, dated December 15, 2000 (incorporated by reference to Exhibit (a)(1) to the Schedule TO filed by Parent and Purchaser on December 15, 2000).

 Exhibit 2  Form of Letter of Transmittal (incorporated by reference to Exhibit
            (a)(2) to the Schedule TO filed by Parent and Purchaser on December
            15, 2000).
 Exhibit 3  Agreement and Plan of Merger, dated as of December 6, 2000, among
            Ramp Networks, Inc., Blackbird Acquisition, Inc., and Nokia
            Corporation (incorporated by reference to Exhibit (d)(1) to the Schedule TO filed by Parent and Purchaser on December 15, 2000).
 Exhibit 4  Letter to Stockholders of Ramp Networks, Inc. dated December 15,
            2000.*
 Exhibit 5  Stockholder's Agreement between Nokia Corporation, Blackbird
            Acquisition, Inc., and each of the Principal Stockholders dated as of December 6, 2000 (incorporated by reference to Exhibit (d)(3)(i) to the Schedule TO filed by Parent and Purchaser on December 15,
            2000).
 Exhibit 6 Employment and Non-Competition Agreements between the Company and each of Mahesh Veerina, Raghu Bathina, Sridhar Bathina, Elie Habib, and Kothandapani Ranganathan dated as of December 6, 2000.
 Exhibit 7 Press Release issued by Parent on December 7, 2000 (incorporated by reference to Exhibit (a)(8) to the Schedule TO filed by Parent and Purchaser on December 15, 2000).
 Exhibit 8  Information Statement pursuant to Section 14f-1 of the Exchange Act
            (included as Annex A to this Schedule 14D-9 and filed as an exhibit herewith).
 Exhibit 9  Opinion of Broadview International, LLC, dated December 6, 2000
            (included as Annex B to this Schedule 14D-9 and filed as an exhibit herewith).
 Exhibit 10 1995 Stock Option Plan, as amended (incorporated by reference to
            Exhibit 10.2 to the Form S-1 filed by the Company on April 16,
            1999).
 Exhibit 11 1999 Stock Incentive Plan (incorporated by reference to Exhibit
            10.3 to the Form S-1/A filed by the Company on April 27, 1999).
 Exhibit 12 2000 Non-Statutory Stock Option Plan (incorporated by reference to
            Exhibit 10.1 to the Form 8-K filed by the Company on October 18,
            2000).
 Exhibit 13 Confidentiality Agreement dated October 16, 2000 between Nokia
            Internet Communications, Inc. and the Company (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed by Parent and Purchaser on December 15, 2000).

--------
*  Included with Schedule 14D-9 mailed to stockholders.

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                              /s/ Mahesh Veerina
                                          By: _________________________________
                                            Mahesh Veerina
                                            President and Chief Executive
                                             Officer

                                          Dated: December 15, 2000

                                 EXHIBIT INDEX

  Exhibit
   Number                               Exhibit Name
  -------                               ------------
 Exhibit 1  Offer to Purchase, dated December 15, 2000 (incorporated by reference to Exhibit (a)(1) to the Schedule TO filed by Parent and
            Purchaser on December 15, 2000).
 Exhibit 2  Form of Letter of Transmittal (incorporated by reference to Exhibit
            (a)(2) to the Schedule TO filed by Parent and Purchaser on December
            15, 2000).
 Exhibit 3  Agreement and Plan of Merger, dated as of December 6, 2000, among
            Ramp Networks, Inc., Blackbird Acquisition, Inc., and Nokia
            Corporation (incorporated by reference to Exhibit (d)(1) to the
            Schedule TO filed by Parent and Purchaser on December 15, 2000).
 Exhibit 4  Letter to Stockholders of Ramp Networks, Inc. dated December 15,
            2000.
 Exhibit 5  Stockholder's Agreement between Nokia Corporation, Blackbird
            Acquisition, Inc., and each of the Principal Stockholders dated as of December 6, 2000 (incorporated by reference to Exhibit (d)(3)(i)
            to the Schedule TO filed by Parent and Purchaser on December 15,
            2000).
 Exhibit 6  Employment and Non-Competition Agreements between the Company and each of Mahesh Veerina, Raghu Bathina, Sridhar Bathina, Elie Habib,
            and Kothandapani Ranganathan dated as of December 6, 2000.
 Exhibit 7  Press Release issued by Parent on December 7, 2000 (incorporated by reference to Exhibit (a)(8) to the Schedule TO filed by Parent and
            Purchaser on December 15, 2000).
 Exhibit 8  Information Statement pursuant to Section 14f-1 of the Exchange Act
            (included as Annex A to this Schedule 14D-9 and filed as an exhibit herewith).
 Exhibit 9  Opinion of Broadview International, LLC, dated December 6, 2000
            (included as Annex B to this Schedule 14D-9 and filed as an exhibit herewith).
 Exhibit 10 1995 Stock Option Plan, as amended (incorporated by reference to
            Exhibit 10.2 to the Form S-1 filed by the Company on April 16,
            1999).
 Exhibit 11 1999 Stock Incentive Plan (incorporated by reference to Exhibit
            10.3 to the Form S-1/A filed by the Company on April 27, 1999).
 Exhibit 12 2000 Non-Statutory Stock Option Plan (incorporated by reference to
            Exhibit 10.1 to the Form 8-K filed by the Company on October 18,
            2000).
 Exhibit 13 Confidentiality Agreement dated October 16, 2000 between Nokia
            Internet Communications, Inc. and the Company (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed by Parent and
            Purchaser on December 15, 2000).

--------

                                                                        ANNEX A

                              RAMP NETWORKS, INC.
               3100 DE LA CRUZ BOULEVARD, SANTA CLARA, CA 95054

                INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14f-1 THEREUNDER

General

   This Information Statement (the "Statement") is being mailed on or about December 15, 2000 as part of the Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") of Ramp Networks, Inc., a Delaware corporation (the "Company"), with respect to the tender offer by Blackbird Acquisition, Inc. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Nokia Corporation, a company organized under the laws of the Republic of Finland ("Parent" or "Nokia"), for shares of the Company's Common Stock, par value $0.001 per share ("Shares"). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-
9. This Statement is furnished in connection with the possible election of persons designated by Parent to a majority of the seats on the Company's Board of Directors (the "Company Board"). The Agreement and Plan of Merger by and among the Company, Parent and Purchaser, dated as of December 6, 2000 (as the same may be amended from time to time, the "Merger Agreement"), provides that promptly upon the purchase by Purchaser of Shares pursuant to the Offer and from time to time thereafter, Purchaser shall be entitled to designate up to the number of directors on the Company Board determined by rounding up to the nearest whole number the product of (A) the total number of directors on the Company Board (giving effect to the directors elected pursuant to this sentence) and (B) the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser bears to the total number of Shares then outstanding, and the Company shall, at such time, promptly take all actions necessary to cause Purchaser's designees to be elected as directors of the Company, including increasing the size of the Company Board or securing the resignations of incumbent directors, or both. At such times, the Company shall use its reasonable best efforts to cause persons designated by Purchaser to constitute the same percentage representation on
(i) each committee of the Company Board, (ii) each board of directors of each Subsidiary, and (iii) each committee of each such board, in each case only to the extent permitted by applicable law. Notwithstanding the foregoing, until the Effective Time, the Company shall use its reasonable best efforts to ensure that at least one member of the Company Board and each committee of the Company Board and the boards of directors and committees of its Subsidiaries who is not an employee of the Company or any Subsidiary shall remain a member of the Company Board and of such boards and committees.

   This Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. You are urged to read this Statement carefully. You are not, however, required to take any action. The Offer commenced on December 15, 2000 and is scheduled to expire at 12:00 Midnight, New York City time, on Tuesday, January 16, 2001, unless extended. The information contained in this Statement concerning Parent and Purchaser has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy, completeness or fairness of any such information. At the close of business on December 1, 2000, there were 21,760,920 Shares issued and outstanding, which is the only class of securities outstanding having the right to vote for the election of the Company's directors, each of which entitles its record holder to one vote.

Designees to the Company's Board of Directors

   Purchaser has informed the Company that it currently intends to choose the individuals it has the right to designate to serve on the Company Board pursuant to the Merger Agreement from the officers and employees of Parent and Purchaser listed below.

   The Company Board currently consists of four members. The Company's Certificate of Incorporation provides for the classification of the Company Board into two classes serving staggered terms. After the election or appointment of the initial Class I and Class II directors, Class I directors will be elected and qualified in odd-numbered years (e.g., 2001) and Class II directors will be elected and qualified in even-numbered years (e.g., 2000). Each Class I and Class II director is elected for a two year term.

                                    Present Principal Occupation or Employment;
                                      Material Positions Held During the Past
 Name                    Class  Age                  Five Years
 ----                    -----  --- -------------------------------------------
 Kirsi Sormunen.......  I or II 49  Senior Vice President, Finance, Control and
                                    Planning, The Americas Region, Nokia Inc.,
                                    since 1999.
                                    Senior Vice President, Finance & Control,
                                    Nokia Telecommunications 1996-1999. Vice
                                    President, Finance, Corporate Treasurer,
                                    Nokia, 1993-1995.

 Olli Huuskonen.......  I or II 39  Senior Legal Counsel, Nokia Corporation,
                                    since 1999.
                                    Senior Legal Counsel, Metso Corporation
                                    1999. Senior Legal Counsel and Legal
                                    Counsel, Rauma Corporation 1990-1999.

 Mika Vehvilainen.....  I or II 39  President, Blackbird Acquisition, Inc.
                                    Senior Vice President and General Manager,
                                    Nokia Internet Communications, since 1999.
                                    Senior Vice President, IP Solutions Group,
                                    Nokia Telecommunications 1998-1999. Senior
                                    VP Sales & Marketing, Nokia
                                    Telecommunications 1996-1998. Vice
                                    President, Sales & Marketing, Nokia
                                    Cellular Systems 1995-1996.

 Timo Ruikka..........  I or II 44  Secretary, Blackbird Acquisition, Inc. Vice
                                    President of External Affairs, Nokia
                                    Internet Communications, since 1999.
                                    Senior Vice President and Vice President,
                                    Group Legal Counsel, Nokia
                                    Telecommunications 1988-1999.

 Scott Blaine.........  I or II 37  Treasurer, Blackbird Acquisition, Inc.,
                                    Vice President, Finance, Nokia Internet
                                    Communications, since 1999.
                                    Senior Director of Finance, DSC
                                    Communications Denmark, 1996-1999. Director
                                    Finance, DSC Communications, 1995-1996.

 Jan-Erik Stenman.....  I or II 47  Assistant Secretary, Blackbird Acquisition,
                                    Inc., Treasurer, The Americas Region, Nokia
                                    Inc., since 1997.
                                    Treasurer, The Americas Region, Nokia
                                    Mobile Phones, Inc. 1996-1997. Vice
                                    President, Project & Trade Finance, Nokia
                                    Telecommunications, Inc. 1995-1996.

 Richard Hutchins.....  I or II 47  Assistant Secretary, Blackbird Acquisition,
                                    Inc., Tax Director, Nokia Inc. and Nokia
                                    Holding Inc., since 1999.
                                    Tax Director, Zurn Industries, Inc. 1998.
                                    Director-Corporate Taxes, AAF-McQuay, Inc.
                                    1990-1998.

   Parent has advised the Company that each of the individuals listed above has consented to act as a director, if so designated. Parent has also advised the Company that, to the best knowledge of Parent or Purchaser, none of such individuals (i) currently is a director of, or holds, any position with, the Company, (ii) beneficially owns any equity securities, or rights to acquire any equity securities, of the Company or (iii) has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Commission.

   It is expected that the Parent Designees may assume office at any time following the purchase by Parent or Purchaser, as applicable, of the specified minimum number of shares of Common Stock pursuant to the Offer, which purchases cannot be earlier than December 15, 2000.

Current Directors and Executive Officers of the Company

 Name                                   Age Class Positions(1)
 ----                                   --- ----- -----------
 Anthony Sun...........................  48   II  Chairman of the Company Board
 Mahesh Veerina........................  39   II  President, Chief Executive Officer
                                                   and Director
 Philip Gianos.........................  50    I  Director
 L. William Krause.....................  58    I  Director
 Perry Grace...........................  43       Vice President Finance
 Elie Habib............................  41       Vice President Engineering
 Robert Herjavec.......................  38       Vice President World-Wide Sales
 Mike Raghavan.........................  43       Vice President Marketing

--------
(1) The Company Board is divided into two classes as nearly equal in number as possible, and the members of each class are elected for a term of two years. The officers of the Company are appointed by the Company Board and serve at the discretion of the Company Board.

   Anthony Sun has served as the Chairman of the Company Board since September 1995. Mr. Sun has been a General Partner of Venrock Associates, a venture capital firm, since 1979. Prior to joining Venrock, Mr. Sun held a number of positions with Hewlett-Packard Company, TRW Inc. and Caere Corporation. Mr. Sun also serves on the boards of directors of Cognex Corporation, Komag, Inc., 3Dfx Interactive, Inc., and Worldtalk Communications Corp. Mr. Sun holds an S.B. in Electrical Engineering, an S.M. in Electrical Engineering, and an Engineering degree from the Massachusetts Institute of Technology, as well as an M.B.A. from the Harvard University Graduate School of Business.

   Mahesh Veerina has served as the Company's President and Chief Executive Officer and as a director since October 1993. Prior to founding Ramp Networks, Mr. Veerina managed the development of high performance ATM multi-protocol routers, at SynOptics Communications, Inc., a manufacturer of networking routers and switches (now Bay Networks, Inc.). Prior to SynOptics, Mr. Veerina led software protocols development projects at Amdahl Corporation, a provider of computer systems, storage subsystems and related hardware services. Mr. Veerina holds a B.S. in Physics from Nagarjuna University, a M.S. in Physics and Electronics from Andhra University, and an M.S. in Electrical Engineering and Computer Science from Purdue University.

   Philip Gianos has served as a director of the Company since March 1996. Mr. Gianos has been a General Partner at InterWest Partners, a venture capital firm, since 1982. Prior to joining InterWest, Mr. Gianos was with IBM Corporation for eight years, managing both chip design and systems integration for several IBM office automation products. Mr. Gianos serves as a director of Xilinx, Inc. and as a director of the Western Association of Venture Capitalists. Mr. Gianos holds a B.S and an M.S. in Electrical Engineering from Stanford University and an M.B.A. from the Harvard University Graduate School of Business.

   L. William Krause has served as a director of the Company since March 1999. Since November 1998, Mr. Krause has been President of LWK Ventures, a private investment company. From October 1991 to November 1998, Mr. Krause served as President and Chief Executive Officer and as a director of Storm Technology, Inc., a provider of computer peripherals and software for digital imaging. Prior to that, Mr. Krause spent ten years at 3Com Corporation, a manufacturer of networking systems, where he served as President and Chief Executive Officer until he retired in September 1990. Mr. Krause continued as Chairman of the Board of Directors for 3Com Corporation until 1993. Previously, Mr. Krause served in various marketing and general management positions at Hewlett-Packard Company. Mr. Krause currently serves as a director of Aureal Semiconductor, Inc., Infoseek Corporation, and Sybase, Inc. Mr. Krause holds a B.S.E.E. from The Citadel.

   Perry Grace has served as the Company's Vice President of Finance since May 2000. From June 1999 to May 2000, Mr. Grace served as the Company's controller. From July 1987 June 1999, Mr. Grace was employed by National Semiconductor Corporation where he most recently served as Director of Finance. His duties there included management of the financial group as well as strategic financial planning to support business strategy. Mr. Grace received a Business Degree in Commerce with majors in Accounting, Commercial Law and Computer Software Programming from Deakin University and completed the required studies for certification from the Institute of Charted Accountants in Australia.

   Elie Habib has served as the Company's Vice President of Engineering since March 1999. From January 1996 to January 1999, Mr. Habib was Vice President of Engineering with Bay Networks, Inc. From April 1989 to December 1995, Mr. Habib was Senior Engineering Manager at Sun Microsystems, Inc., a manufacturer of computer desktop and servers equipment. Prior to his position with Sun Microsystems, Mr. Habib was a Software Engineer with Amdahl Corporation. Mr. Habib holds a B.S. in Computer Science and Mathematics from Universite de Rouen in Rouen, France, an M.S. in Computer Science from Universite Paul Sabatier in Toulouse, France, and an M.S. in Computer Science from Case Western Reserve University.

   Robert Herjavec has served as the Company's Vice President of Worldwide Sales since October 2000. From February 2000 to October 2000, Mr. Herjavec was Vice President of Internet and E-commerce security for AT&T Canada Corp., a provider of voice and data services. From 1990 to February 2000, Mr. Herjavec was the Founder and Chief Executive Officer of BRAK Systems Inc., a security integration specialist, which was acquired by AT&T Canada Corp. in 1999. Mr. Herjavec holds a B.A. from the University of Toronto.

   Mike Raghavan has served as the Company's Vice President of Marketing since October 2000. From February 1996 to September 2000, he served as the Vice President of Marketing at Tvia, Inc., a broadband streaming media processor company. From January 1994 to February 1996, he was the Senior Marketing Manager at Trident Microsystems, Inc., a multimedia ASIC company. Prior to Trident, he served in several management and marketing positions at Western Digital, Hitachi and National Semiconductor. Mr. Raghavan holds an M.S. in Industrial and Computer Engineering from University of Iowa and B. Tech. in Engineering from the Indian Institute of Technology in Madras, India.

Corporate Governance

   During the fiscal year ended December 31, 1999 (the "last fiscal year"), the Company Board met eleven times and, no director attended fewer than 75% of the aggregate number of meetings of the Company Board and meetings of the committees of the Company Board on which he serves. The Company Board has an Audit Committee and a Compensation Committee. The Company Board does not have a nominating committee or a committee performing the functions of a nominating committee.

   The Audit Committee consists of Messrs. Gianos and Krause, two of the Company's non-employee directors, and held four meetings during the last fiscal year. The Audit Committee recommends the engagement of the firm of certified public accountants to audit the financial statements of the Company and monitors the effectiveness of the audit effort, the Company's financial and accounting organization and its system of internal accounting controls. The Compensation Committee consists of Messrs. Gianos and Sun, and held four meetings during the last fiscal year. The Compensation Committee establishes and administers the Company's policies regarding annual executive salaries and cash incentives and long-term equity incentives. The Compensation Committee also administers the Company's 2000 Non-Statutory Stock Option Plan, 1999 Stock Incentive Plan, 1995 Stock Option Plan and 1999 Employee Stock Purchase Plan.

Directors' Compensation

   Directors currently receive no cash fees for services provided in that capacity but are reimbursed for out-of-pocket expenses incurred in connection with attendance at meetings of the Company Board. During 1999, Messrs. Gianos and Sun were non-employee directors who each received an option to purchase 48,000 shares at an exercise price of $7.50 per share under the 1999 Stock Incentive Plan. During 1999, Mr. Krause was a non-employee director who received two options to purchase an aggregate of 60,000 shares, each at an exercise price of $7.50 per share under the 1999 Stock Incentive Plan. In March 2000, Mr. Krause received an additional option to purchase 12,000 shares at an exercise price of $20.125 per share under the 1999 Stock Incentive Plan.

Security Ownership of Certain Beneficial Owners and Management

   The following table sets forth the beneficial ownership of the Company's Common Stock as of December 1, 2000 as to (i) each person who is known by the Company to beneficially own more than five percent of the Company's Common Stock, (ii) each of the Company's directors, (iii) each of the executive officers named in the Summary Compensation Table of this Statement and (iv) all directors and executive officers as a group.

                                                            Common Stock
                                                         Beneficially Owned
                                                       -----------------------
                       Name(1)                         Number(2)(7) Percent(3)
                       -------                         ------------ ----------
Anthony Sun(4)(6).....................................  4,035,486     18.50%
 2494 Sand Hill Road
 Menlo Park, CA 94025
Mahesh Veerina(6)(11).................................  1,297,094      5.93%
Philip T. Gianos(5)(6)................................  1,226,008      5.62%
 3000 Sand Hill Road, Building 3
 Menlo Park, CA 94025
L. William Krause(6)..................................     72,000         *
Timothy J. McElwee....................................          0         *
Elie Habib (6)........................................     81,061         *
Terry Gibson..........................................      1,922         *
 185 Sunset Ridge Road
 Los Gatos, CA 95035
Patricia R. Burke (6).................................     55,301         *
 10797 Miquelito
 San Jose, CA 95127
Venrock Associates (8)(10)............................  3,987,486     18.32%
 2494 Sand Hill Road
 Menlo Park, CA 94025
InterWest Partners (9)(10)............................  1,185,416      5.45%
 3000 Sand Hill Road, Building 3
 Menlo Park, CA 94025
All directors and officers as a group (10
 persons)(4)(5).......................................  6,768,872     30.62%

--------
  *  Less than 1%.
 (1) The persons named in this table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable and except as indicated in the other footnotes to this table. Except as otherwise noted, the address of each person listed in the table is c/o Ramp Networks, Inc. 3100 De La Cruz Boulevard, Santa Clara, CA 95054.
 (2) In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days after December 1, 2000 are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.
 (3) Percentage of shares beneficially owned is based on 21,760,920 shares of Common Stock outstanding as of December 1, 2000.
 (4) Mr. Sun is a general partner of Venrock Associates, L.P. which holds 2,632,354 shares, and Venrock Associates II, L.P. which holds 1,355,132 shares. Mr. Sun disclaims beneficial ownership of the shares held by these entities except to the extent of his pecuniary interest therein. See Note 8.
 (5) Mr. Gianos is a general partner of InterWest Management Partners V, L.P., which is the general partner of InterWest Partners V, L.P. which holds 1,178,008 shares. Mr. Gianos disclaims beneficial ownership in the shares held by this entity, except to the extent of his pecuniary interest therein. Shares attributable to Mr. Gianos do not include any shares owned by InterWest Investors V, L.P. See Note 9.
 (6) Includes the following shares issuable upon the exercise of outstanding options exercisable within 60 days of December 1, 2000: Mr. Sun, 48,000; Mr. Veerina, 111,999; Mr. Gianos, 48,000; Mr. Krause, 72,000; Ms. Burke, 24,250; and Mr. Habib, 39,061.

 (7) In computing the number of shares beneficially owned by a person, no shares held in street name are included in the total.
 (8) Includes 2,632,354 shares held by Venrock Associates, L.P. and 1,355,132 shares held by Venrock Associates II, L.P.
 (9) Includes 1,178,008 shares owned by InterWest Partners V, L.P. and 7,408 shares held by Interwest Investors V, L.P.
(11) Includes 200 shares held by Mr. Veerina's father and 2,640 shares held by Mr. Veerina's mother; 1,800 shares held by Mr. Veerina's spouse; 2,640 shares held by each of Mr. Veerina's three children; and 2,665 shares held by each of the following trusts: The 1999 Shalini Bathina Irrevocable Trust, The 1999 Sirish Bathina Irrevocable Trust and The Sneha Bathina Irrevocable Trust, for which Mr. Veerina's spouse is trustee.

Compensation Committee Interlocks and Insider Participation

   The Compensation Committee of the Company Board currently consists of Messrs. Sun and Gianos. No member of the Compensation Committee or executive officer of the Company has a relationship that would constitute an interlocking relationship with executive officers or directors of another entity. Neither Mr. Sun nor Mr. Gianos has at any time been an officer or employee of the Company.

Executive Compensation and Other Information

   The following table shows the compensation earned by (a) the Company's Chief Executive Officer; and (b) the four other most highly compensated executive officers of the Company during the fiscal year ended December 31, 1999 (the "Named Executive Officers"), and the compensation received by each such individual during the Company's preceding two fiscal years.

                          Summary Compensation Table

                                                                  Long-Term Compensation
                                                              -------------------------------
                                     Annual Compensation              Awards          Payouts
                                ----------------------------- ----------------------- -------
                                                              Restricted  Securities
                                                 Other Annual   Stock     Underlying   LTIP    All Other
    Name & Principal     Fiscal  Salary   Bonus  Compensation  Award(s)  Options/SARs Payouts Compensation
        Position          Year    ($)      ($)       ($)         ($)         (#)        ($)       ($)
    ----------------     ------ -------- ------- ------------ ---------- ------------ ------- ------------
Mahesh Veerina..........  1999  $140,000 $39,000       0           0        96,000        0         0
 President and Chief
  Executive Officer       1998   140,000  30,000       0           0             0        0         0
Timothy J. McElwee(1)...  1999   147,115  78,000       0           0       119,998        0         0
 Vice President of
  Worldwide Sales         1998   150,000  56,000       0           0             0        0         0
Patricia R. Burke (2)...  1999   160,000  18,000       0           0             0        0         0
 Vice President of
  Marketing               1998   149,500  25,000       0           0        12,000        0         0
Elie Habib..............  1999   126,346  10,000       0           0       164,999        0         0
 Vice President of
  Engineering             1998         0       0       0           0             0        0         0
Terry Gibson (3)........  1999   106,731  11,250       0           0       179,999        0         0
 Vice President of
  Finance, Chief
  Financial Officer and
  Secretary               1998         0       0       0           0             0        0         0

--------
(1) As of March 31, 2000, Mr. McElwee is no longer an employee of the Company. Mr. McElwee entered into an agreement with the Company dated February 1, 2000, which provides that in the event his employment with the Company is terminated by the Company without cause, he will be entitled to receive his monthly base salary and benefits for a period of six months following such termination. Additionally, Mr. McElwee's agreement with the Company provides that any unvested stock options or shares of restricted stock he holds as of the date of his termination will become immediately vested and exercisable as though he maintained his employment or consulting relationship with the Company for a period of 12 months following the date of such termination.

(2) As of May 12, 2000, Ms. Burke is no longer an employee of the Company. Ms. Burke entered into an agreement with the Company, dated June 30, 2000, which provides for the continuation of her salary through December 31, 2000. In addition, Ms. Burke's stock options will continue to vest through December 31, 2000.
(3) As of June 9, 2000, Mr. Gibson is no longer an employee of the Company. Mr. Gibson entered into an agreement with the Company which provides that his stock options will vest through June 9, 2000 and that he would be paid through June 9, 2000. The agreement also provided that the Company would forgive Mr. Gibson from repaying a loan to the Company in the amount of $20,000.

                       OPTION GRANTS IN LAST FISCAL YEAR

   The following table provides certain information with respect to stock options granted to the Named Executive Officers in the last fiscal year. In addition, as required by Securities and Exchange Commission rules, the table sets forth the hypothetical gains that would exist for these options based on assumed rates of annual compound stock price appreciation during the option term.

                                      Individual Grants(1)                   Potential
                         ---------------------------------------------- Realizable Value at
                         Number of    Percent of                          Assumed Annual
                         Securities      Total                            Rates of Stock
                         Underlying Options/Granted Exercise            Price Appreciation
                          Options   to Employees in of Base             For Option Term(2)
                          Granted   Fiscal Year (%)  Price   Expiration -------------------
          Name              (#)           (3)        ($/sh)     Date     5% ($)   10% ($)
          ----           ---------- --------------- -------- ---------- -------- ----------
Mahesh Veerina..........   96,000        5.28%       $7.50    4/13/09   $452,804 $1,147,495
Timothy J. McElwee......  119,998        6.60         7.50    3/19/09    565,996  1,434,344
Patricia R. Burke.......        0           0            0          0          0          0
Elie Habib..............  164,999        9.08         2.50    2/16/09    259,417    657,415
Terry Gibson............  179,999        9.90         7.50    3/19/09    849,003  2,151,540

--------
(1) No stock appreciation rights were granted to the Named Executive Officers in the last fiscal year. Options become exercisable at a rate of the total number of shares of common stock subject to the option on the first anniversary of the date of grant, and 1/48 of the total number of shares monthly thereafter, as long as the optionee remains an employee with, consultant to, or director of the Company.
(2) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by the Securities and Exchange Commission. There is no assurance provided to any Named Executive Officer or any other holder of the Company's securities that the actual stock price appreciation over the 10-year option term will be at the assumed 5% and 10% levels or at any other defined level. Unless the market price of the Common Stock appreciates over the option term, no value will be realized from the option grants made to the Named Executive Officers.
(3) The Company granted stock options representing 2,015,189 shares to employees in the last fiscal year.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

   The following table sets forth certain information with respect to stock options exercised by the Named Executive Officers during the fiscal year ended December 31, 1999. In addition, the table sets forth the number of shares covered by stock options as of the fiscal year ended December 31, 1999, and the value of "in-the-money" stock options, which represents the positive spread between the exercise price of a stock option and the market price of the shares subject to such option at the end of the fiscal year ended December 31, 1999.

                                                     Number of Unexercised   Value of Unexercised In-
                           Shares                         Options at           the-Money Options at
                         Acquired on                  Fiscal Year End (#)       Fiscal Year End ($)
                          Exercise      Value      Exercisable/Unexercisable Exercisable/Unexercisable
          Name               (#)     Realized ($)             (1)                       (2)
          ----           ----------- ------------  ------------------------- -------------------------
Mahesh Veerina..........      0           0            28,000 / 212,999        $333,660 / $2,379,861
Timothy J. McElwee......      0           0            92,499 / 177,499        1,258,561 / 1,833,974
Patricia R. Burke.......   48,000      $339,984(3)      98,750 / 77,249        1,459,446 / 1,096,148
Elie Habib..............      0           0               0 / 164,999              0 / 2,103,737
Terry Gibson............      0           0               0 / 179,999              0 / 1,394,992

--------
(1) No stock appreciation rights (SARs) were outstanding during fiscal 1999.
(2) Based on the $15.25 per share closing price of the Company's Common Stock on The Nasdaq Stock Market on December 31, 1999, the last day of fiscal year 1999, less the exercise price of the options.
(3) Value realized is calculated based on the fair market value of the Company's Common Stock as determined by the Company Board on the date of exercise ($7.50 on May 13, 1999) minus the exercise price of the option ($0.417) and does not necessarily indicate that the optionee sold such stock.

   Notwithstanding anything to the contrary set forth in any of the Company's filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate future filings, including this Statement, in whole or in part, the following report and the Stock Performance Graph which follows shall not be deemed to be incorporated by reference into any such filings.

Stock Performance Graph

   The following graph compares the cumulative total stockholder return data for the Company's stock since June 22, 1999 (the date on which the Company's stock was first registered under Section 12 of the Securities Exchange Act of 1934, as amended) to the cumulative return over such period of (i) the Nasdaq National Market Composite Index, (ii) the Hambrecht & Quist Technology Index and (iii) the Standard & Poors 500 Index. The graph assumes that $100 was invested on June 22, 1999, the date the Company completed its initial public offering, in the Common Stock of the Company and in each of the comparative indices. The graph further assumes that such amount was initially invested in the Common Stock of the Company at a per share price of $11.00, the price to which such stock was first offered to the public by the Company on the date of its initial public offering, and reinvestment of any dividends. The stock price performance on the following graph is not necessarily indicative of future stock price performance.

                         COMPARISON OF TOTAL RETURN *
                          AMONG RAMP NETWORKS, INC.,
                  THE NASDAQ NATIONAL MARKET COMPOSITE INDEX,
                    HAMBRECHT & QUIST TECHNOLOGY INDEX AND
                        THE STANDARD & POORS 500 INDEX
                       [PERFORMANCE GRAPH APPEARS HERE]
--------
* Assumes $100 invested on June 22, 1999 in stock or index, including reinvestment of dividends. Fiscal year ending December 31, 1999.

                                                                6/22/99 12/31/99
                                                                ------- --------
   Ramp Networks, Inc..........................................  $100     $139
   Nasdaq National Market Composite Index......................  $100     $173
   Hambrecht & Quist Technology Index..........................  $100     $158
   Standard & Poors 500 Index..................................  $100     $110

Certain Relationships and Related Transactions

   The Company has entered into indemnification agreements with its directors and officers containing provisions that are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require the Company:

  . to indemnify directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of a culpable nature;

  . to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified; and

  . to obtain directors' and officers' insurance if available on reasonable terms.

   The Company currently has a policy for directors' and officers' insurance. At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of ours in which indemnification would be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for indemnification. The Company believes that its charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

   In September 2000, the company granted Perry Grace an option to purchase 150,000 shares of Company Common Stock at an exercise price of $4.00.

   In October 2000, the Company granted Robert Herjavec an option to purchase 1,000,000 shares of Company Common Stock at an exercise price of $2.0313. The vesting of 125,000 shares subject to this option shall accelerate in the event the Company consummates a change of control transaction prior to April 26, 2001 and 250,000 of such shares shall accelerate if such change of control is consummated between April 26, 2001 and October 25, 2001.

   In October 2000, the Company granted Mike Raghavan an option to purchase 250,000 shares of Company Common Stock at an exercise price of 1.8125. The vesting of Mr. Raghavan's option shall be accelerated in accordance with its terms upon attaining key marketing goals. In the event of a change of control the vesting of Mr. Raghavan's option shall automatically be accelerated as though Mr. Raghavan had been employed by the Company for an additional 12 months from the date of the change of control.

   In October 2000, the Company loaned $100,000 to Sri Bathina and entered into a non-recourse promissory note, due and payable on October 16, 2001, bearing interest at a rate of 6.00%. The note is secured by the Shares owned by Mr. Bathina.

   In connection with the Merger Agreement executed on December 6, 2000, Messrs. Veerina, Sun, Gianos, Krause, Grace, Bridges, Raghu Bathina and Sri Bathina entered into Stockholder's Agreements and Messrs. Veerina, Habib, Sri Bathina and Raghu Bathina entered into Employment and Non-Competition Agreements effective as of the Effective Time, as described in the Schedule 14D-9 to which this Annex A is attached.

   Except as described above, to date, the Company has made no loans to officers, directors, principal shareholders or other affiliates or other than advances of reimbursable expenses. All future transactions, including loans (if any), between the Company and its officers, directors and principal shareholders and their affiliates will be approved by a majority of the Company Board, including a majority of the independent and disinterested outside directors of the Company Board, and will be on terms no less favorable to the Company than could have been obtained from unaffiliated third parties.

Section 16(a) Beneficial Ownership Reporting Compliance

   Section 16(a) of the Exchange Act requires the Company's directors, executive officers and persons who own more than 10% of the Company's Common Stock (collectively, "Reporting Persons") to file with the Securities and Exchange Commission ("SEC") initial reports of ownership and changes in ownership of the Company's Common Stock. Reporting Persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file. To the Company's knowledge, based solely on its review of the copies of such reports received or written representations from certain Reporting Persons that no other reports were required, the Company believes that during its fiscal year ended December 31, 1999 all Reporting Persons complied with all applicable filing requirements.

                                                                         ANNEX B

                                                                December 6, 2000

     CONFIDENTIAL

Board of Directors
Ramp Networks, Inc.
3100 De La Cruz Boulevard, Suite 200
Santa Clara, CA 95054

Dear Members of the Board:

   We understand that Ramp Networks, Inc. ("Ramp" or the "Company"), Nokia Corporation ("Nokia" or the "Parent") and Blackbird Acquisition, Inc., a wholly-owned subsidiary of Parent ("Purchaser"), propose to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which Parent will cause Purchaser to make a tender offer (the "Offer") to purchase all of the issued and outstanding shares of common stock of Ramp ("Ramp Common Stock"), at a price per share of $5.80 in cash (the "Offer Price"), and subsequently merge with and into Ramp (the "Merger"). Pursuant to the Merger, each issued and outstanding share of Ramp Common Stock not acquired in the Offer will be converted into the right to receive the highest per share cash consideration paid pursuant to the Offer. The terms and conditions of the above described Offer and Merger (together, the "Transaction") are more fully detailed in the Agreement.

   You have requested our opinion as to whether the Offer Price is fair, from a financial point of view, to Ramp stockholders.

   Broadview International LLC ("Broadview") focuses on providing merger and acquisition advisory services to information technology ("IT"), communications and media companies. In this capacity, we are continually engaged in valuing such businesses, and we maintain an extensive database of IT, communications and media mergers and acquisitions for comparative purposes. We are currently acting as financial advisor to Ramp's Board of Directors and will receive a fee from Ramp upon the successful conclusion of the Transaction.

   In rendering our opinion, we have, among other things:

 1.) reviewed the terms of the draft of the Agreement dated December 4, 2000, furnished to us by counsel to Parent on December 4, 2000 (which for purposes of this opinion, we have assumed with your permission, to be identical in all material respects to the Agreement to be executed);

 2.) reviewed Ramp's quarterly report on Form 10-Q for the period ended
     September 30, 2000, including the unaudited financial statements included therein, and Ramp's annual report on Form 10-K for the fiscal year ended December 31, 1999, including the audited financial statements included therein;

 3.) reviewed certain internal financial and operating information relating to Ramp, including projections through December 31, 2001, prepared and furnished to us by Ramp management;

 4.) participated in discussions with Ramp management concerning the operations, business strategy, current financial performance and prospects for Ramp;

 5.) discussed with Ramp management its view of the strategic rationale for the Transaction;

 6.) reviewed the recent reported closing prices and trading activity for Ramp
     Common Stock;

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

 7.) compared certain aspects of the financial performance of Ramp with public companies we deemed comparable;

 8.) analyzed available information, both public and private, concerning other mergers and acquisitions we believe to be comparable in whole or in part to the Transaction;

 9.) reviewed recent equity research analyst reports covering Ramp;

10.) participated in discussions related to the Transaction among Ramp, Nokia and their respective advisors; and

11.) conducted other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

   In rendering our opinion, we have relied, without independent verification, on the accuracy and completeness of all the financial and other information (including without limitation the representations and warranties contained in the Agreement) that was publicly available or furnished to us by Ramp. With respect to the financial projections examined by us, we have assumed that they were reasonably prepared and reflected the best available estimates and good faith judgments of the management of Ramp as to the future performance of Ramp. We have neither made nor obtained an independent appraisal or valuation of any of Ramp's assets.

   Based upon and subject to the foregoing, we are of the opinion that the Offer Price is fair, from a financial point of view, to Ramp stockholders.

   For purposes of this opinion, we have assumed that Ramp is not currently involved in any material transaction other than the Transaction, other publicly announced transactions, and those activities undertaken in the ordinary course of conducting its business. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this opinion, and any change in such conditions would require a reevaluation of this opinion.

   This opinion speaks only as of the date hereof. It is understood that this opinion is for the information of the Board of Directors of Ramp in connection with its consideration of the Transaction and does not constitute a recommendation to any Ramp shareholder as to whether such shareholder should tender its shares in the Offer or as to how such shareholder should vote on the Merger. This opinion may not be published or referred to, in whole or part, without our prior written permission, which shall not be unreasonably withheld. Broadview hereby consents to references to and the inclusion of this opinion in its entirety in the Solicitation/Recommendation Statement on
Schedule 14D-9 and, if required, the Proxy Statement, in each case to be distributed to Ramp shareholders in connection with the Transaction.

                                          Sincerely,

                                          /s/ Broadview International LLC
                                          Broadview International LLC

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